SECURITIES AND EXCHANGE COMMISION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934



                                 January 3, 2003

                             SCITEX CORPORATION LTD.
                 (Translation of registrant's name into English)

                                3 Azrieli Center
                                Triangle Building
                                 Tel Aviv, 67023
                                     Israel
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                           Form 20-F o Form 40-F ____



   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                                  Yes ____ No o

Attached to the Registrant's Form 6-K, and incorporated by reference herein is the Registrant's press release dated January 2, 2003, announcing that the Registrant closed the transaction to combine Scitex Vision Ltd. and Aprion Digital Ltd.

                                    SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     SCITEX CORPORATION LTD.

                                                     Yahel Shachar
                                                     Chief Financial Officer

January 3, 2003








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[Graphic Omitted]
Scitex                                                                      NEWS


FOR IMMEDIATE RELEASE


         SCITEX CORPORATION ANNOUNCES THE CLOSING OF THE TRANSACTION TO
          COMBINE SCITEX VISION AND APRION DIGITAL - PROPELLING THE NEW
         COMPANY TO THE FOREFRONT OF DIGITAL INDUSTRIAL INKJET PRINTING
                                     MARKETS


TEL AVIV,  ISRAEL - JANUARY 2, 2003.  Scitex  Corporation  Ltd.  (NASDAQ & TASE:
SCIX), a world leader in industrial digital inkjet printing solutions, announced today the closing of the transaction to combine the business of its wholly-owned subsidiary, Scitex Vision Ltd., with that of venture-backed Aprion Digital Ltd. Scitex held approximately 42.5% of Aprion's share capital and certain major shareholders of Scitex held approximately 28.5% of Aprion's share capital prior to the closing of the transaction.

Under the terms of the agreement (approved by Scitex's shareholders at the general meeting held on December 29, 2002), Aprion acquired from Scitex all the outstanding share capital of Scitex Vision in exchange for shares in Aprion. The shares are allotted to Scitex, at a valuation exchange ratio of approximately two to one, between Scitex Vision and Aprion, reflecting a valuation of $36 million to Scitex Vision (following infusion of $15 million by Scitex) and $18 million to Aprion. Scitex holds, following the closing of the transaction, in the aggregate and subject to further adjustments, approximately 75% of Aprion's outstanding share capital (approximately 65% on an as converted and fully diluted basis).

The combined business will operate under the name Scitex Vision, while promoting the Aprion name for its unique inkjet head technology.

The new executive management of Scitex Vision is led by Dov Ofer, President and Chief Executive Officer, together with Amir Ohad, Chief Financial Officer, Itai Halevy, Chief Marketing Officer (who moves from his position as a corporate vice president of Scitex), Avi Huppert, Chief Technology Officer, Domingo Nieves, President of Scitex Vision Europe and Tim Weeldreyer, President of Scitex Vision America. Ken Levy, formerly Chairman of Aprion, and Dr. Miki Nagler, formerly President and CEO of Aprion, will serve on the Board of Directors of Scitex Vision as Chairman and Vice-Chairman, respectively.

Through this transaction, Scitex Vision strengthens its position as a leading developer, manufacturer and service provider of cutting-edge inkjet digital printing presses and consumables for industrial applications. The company offers the broadest line of products in its markets, and is a market leader in a number of business areas in the digital printing arena. The company's core technology includes Aprion's patented drop-on-demand piezo inkjet print heads and water-based inks. Scitex Vision now employs more than 500 employees worldwide with headquarters to be located in Netanya, Israel, and principal subsidiaries in

Atlanta, Georgia, and Brussels, Belgium. Backed by global marketing and support networks, Scitex Vision is committed to providing high-quality and cost-effective solutions to printing houses worldwide looking for high throughput, flexibility, quality and reliability.

ABOUT SCITEX CORPORATION LTD.

Scitex Corporation Ltd., through its subsidiaries and strategic investments, is a world leader in digital industrial inkjet printing solutions. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol SCIX. For more information, please visit our Web site at www.scitex.com.

EXCEPT FOR THE HISTORICAL INFORMATION HEREIN, THE MATTERS DISCUSSED IN THIS NEWS RELEASE INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS THAT ARE BASED ON VARIOUS ASSUMPTIONS (SOME OF WHICH ARE BEYOND THE COMPANY'S CONTROL) MAY BE IDENTIFIED BY THE USE OF
FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY", "CAN BE", "WILL", "EXPECTS", "ANTICIPATES", "INTENDS", "BELIEVES", "PROJECTS", "POTENTIAL", AND SIMILAR WORDS AND PHRASES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF FACTORS, INCLUDING, BUT NOT LIMITED TO, (1) RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT, (2) MARKET ACCEPTANCE OF NEW PRODUCTS AND CONTINUING PRODUCT DEMAND, (3) THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, (4) CHANGES IN DOMESTIC AND FOREIGN ECONOMIC AND MARKET CONDITIONS, (5) TIMELY DEVELOPMENT AND RELEASE OF NEW PRODUCTS BY STRATEGIC SUPPLIERS, (6) THE IMPACT OF THE COMPANY'S ACCOUNTING POLICIES, AND
(7) THE OTHER RISK FACTORS DETAILED IN THE COMPANY'S MOST RECENT ANNUAL REPORT AND OTHER FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION. EXCEPT AS MAY BE REQUIRED BY LAW, THE COMPANY DOES NOT UNDERTAKE, AND SPECIFICALLY DISCLAIMS, ANY OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS WHICH MAY BE MADE TO ANY FORWARD-LOOKING STATEMENTS TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH FORWARD-LOOKING STATEMENTS.

SCITEX AND THE SCITEX LOGO ARE REGISTERED TRADEMARKS AND SERVICE MARKS OF SCITEX CORPORATION LTD.

CONTACTS
--------

SCITEX CORPORATION LTD.
-----------------------
Yahel Shachar                                    Dalit Yehuda
Chief Financial Officer                          Corporate Assistant
Tel:       +972 3 607-5755                       Tel:        +972 3 607-5755
Fax:       +972 3 607-5756                       Fax:        +972 3 607-5756
E-mail:    yahel.shachar@scitex.com              E-mail: Dalit.Yehuda@scitex.com